FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE 6/30/02

For the month of JUNE, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date June 19, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

BC FORM 53-901F

(FORM 27)

Securities Act

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act*, British Columbia (the "British Columbia Act")
Section 118(1) of the *Securities Act*, Alberta (the "Alberta Act")
Section 75(2) of the *Securities Act*, Ontario (the "Ontario Act")

1. Reporting Issuer

The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

#709 - 837 West Hastings Street
Vancouver, BC
V6C 3N6
Phone: (604) 687-1828

2. Date of Material Change

June 19, 2002

3. Press Release

A press release dated June 19, 2002, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4. Summary of Material Change(s)

Please see attached press release for details.

5. Full Description of Material Change

Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

William Lee
Chief Financial Officer
Phone: (604) 687-1828

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 19th day of June, 2002.

"William Lee"
William Lee, Chief Financial Officer

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: 604.687.1828 • fax: 604.687.1858 • toll free: 800.901.0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

June 19, 2002 TSX-V: IMR

NEWS RELEASE

IMA Acquires New Property In Chubut Province, Argentina

IMA Exploration Inc. (IMR: TSX-V) is pleased to announce the acquisition of the Victoria claims totaling 12,709 hectares, which are contiguous to the Company's Las Bayas property in Chubut Province, southern Argentina. Las Bayas is along the same geological trend as Brancote Holdings PLC's Esquel deposit (resource of 3.8 million ounces gold), and in a similar geological environment. This new property addition is the result of a substantial review of southern Argentina by IMA's geologists over the past two years. The Company now has over 20,000 hectares in Chubut Province, and is currently reviewing several other new projects.

Evaluation of satellite data on the Victoria claims suggests that the principle zone of gold bearing quartz veins previously identified on Las Bayas may extend up to 4.5 kilometers into the Victoria claims, along trend to the northeast. Only two rock samples have been taken on Victoria claims, and they returned values of 1.4 and 0.8 grams per tonne (g/t) gold. Further exploration is now being planned for 2002.

Previous sampling of the veining on Las Bayas has returned gold values of up to 25.8 g/t gold (¾ ounce per ton). Individual veins on Las Bayas occur up to 22 meters in width and are exposed intermittently along strikes of over 350 meters. The style of mineralization and trace element signatures on Las Bayas are characteristic of low sulphidation epithermal precious metal mineralization, similar in style to the Esquel gold/silver deposit.

In the Patagonia region several companies have made new discoveries, including: Anglo American at Cerro Vanguardia, Brancote at Esquel, and Silver Standard Resources/Black Hawk Mining Inc. at Manantial Espejo. Consequently, the district has attracted the keen interest of several of the world's largest gold and silver producers, as well as an increasing number of medium and small exploration companies.

The Company continues to seek new exploration opportunities through its extensive contact base to add to its strategic land position, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"Dr. Gerald G. Carlson"

Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2002 Number 11